Amana Mutual Funds Trust
1300 N. State Street
Bellingham, Washington 98225
September 15, 2025
VIA EDGAR FILING and EMAIL
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Ms. Eileen Smiley

Re:	Amana Mutual Funds Trust (File Nos. 002-96924 & 811-04276) (the “Registrant”) Response to Staff Comments – Rule 485(a) Post-Effective Amendment

Dear Ms. Smiley:
This letter responds to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on August 29, 2025, concerning Post-Effective Amendment No. 64 to the Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the SEC on July 15, 2025, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. You requested that written responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments and the Registrant’s responses are set forth below. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General

1.	Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Registrant acknowledges the above.
2.	We note that portions of the filing are incomplete or to be updated by amendment. To the extent that the filing is incomplete, please confirm that the next post-effective amendment will be complete.

Response: The Registrant confirms that the next post-effective amendment will complete or update as required the information in the registrant statement.
3.	The Registrant and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Response:  The Registrant acknowledges the above.

Ms. Eileen Smiley
Office of Disclosure and Review
Securities and Exchange Commission
September 15, 2025

Prospectus

4.
The Amana Income Fund’s prospectus states that the Fund will “invest at least 80% of its total net assets in income-producing securities, primarily dividend-paying common stocks (the “80% Policy”).” Please explain supplementally to the Staff and expand the disclosure to address what other income producing securities the Fund can invest in directly, since you state that the primary investments will be common stock.

Response: The Registrant confirms that the primary investments of the Amana Income Fund will continue to be common stock. As of May 31, 2025, per the Amana Income Fund’s Schedule of Investments, 90.4% of investments were in common stock. The remaining assets were cash and dividends receivable from stock. The Fund is not changing its investment objective, principal investment strategy, or its 80% Policy.

The Registrant filed the Post-Effective Amendment to add disclosure to  permit the Amana Income Fund, Amana Growth Fund and Amana Developing World Fund, each of which invests primarily in stocks, to invest uninvested cash in Islamic income-producing investments (murabaha and wakala). Because Islamic principles preclude the use of interest-paying investments, the Funds’ cash positions cannot be invested in traditional money market funds or investments such as U.S. government or agency securities, and currently the Funds’ cash positions do not earn interest income. The murabaha and wakala investments would be used for the Funds’ cash positions and not as a part of the principal investment strategy. To provide exposure to murabaha and wakala investments in a manner that is consistent with the “qualifying income” requirement applicable to a “regulated investment company” under the Internal Revenue Code, each such Fund will gain exposure to these investments through its wholly-owned and controlled subsidiary. The subsidiaries will invest in murabaha and wakala investments and may invest in other short-term Islamic income-producing investments.

5.
Because these Funds had the ability to invest in wholly-owned subsidiaries before, please explain to the Staff whether the Funds expect to invest a greater percentage in the wholly-owned subsidiary to achieve each Fund’s objective.

Response: Please refer to the response to Comment 4 above. The Amana Participation Fund is the only series of the Registrant that currently can invest in a wholly-owned subsidiary which invests in Islamic income-producing investments. The Registrant filed the Post-Effective Amendment to add disclosure that permits the other three Funds (Amana Income, Amana Growth, and Amana Developing World) to earn income on cash positions by investing in Islamic income-producing investments through a wholly-owned subsidiary. Each of the three equity Funds expect to invest in its wholly-owned subsidiary to a limited extent for purposes of gaining exposure to Islamic income-producing investments for cash positions, and in any case no more than 20% of the Fund’s total assets.

6.
The Item 9 disclosure on page 25 of the prospectus states the maximum percentage that  can be invested in the wholly-owned subsidiary. Please include this information in the Item 4 disclosure for each Fund as well.

Response: The Registrant confirms that this disclosure will be included in the Item 4 disclosure for each Fund.
7.
The third paragraph under the heading “Principal Investment Strategies” on page 3 of the prospectus includes the following statement: “Because Islamic principles preclude the use of interest-paying instruments, the Fund’s cash reserves do not earn interest income.” The following paragraph provides: “The Fund will seek to gain exposure to murabaha and wakala investments for its cash balances by investing …” Please explain what is meant by “cash balances” or revise the terminology to clarify the disclosure.

Response: The term “cash reserves” or “cash balances” refers to uninvested cash that is part of the Fund’s portfolio. A Fund may hold a larger cash position in its portfolio, for example, during periods in which there is a lack of suitable investment opportunities or during adverse market, economic, political, or other conditions. The Registrant will revise the disclosure to ensure the terminology used is more consistent.

Ms. Eileen Smiley
Office of Disclosure and Review
Securities and Exchange Commission
September 15, 2025

8.
Consider consolidating the more detailed disclosures regarding the operation of the wholly-owned subsidiaries, including the disclosures requested in Comment 18 below, in the Item 9 disclosure, and including more streamlined disclosures in Item 4.

Response: The Registrant will consolidate the more detailed disclosures regarding the operation of the wholly-owned subsidiaries in the Item 9 disclosure in the prospectus and include more streamlined disclosure in Item 4.
9.
The principal investment strategy disclosure for each Fund says that the Fund may invest in murabaha. Please add the risks of investing in murabaha as a principal risk in the summary prospectus of each Fund.

Response: The Registrant will add disclosure describing the risks of investing in murabaha as a principal risk in the summary prospectus of each Fund.
10.	Please apply Comments 4-8 above to the prospectus for each of Amana Growth Fund and Amana Developing World Fund.

Response: The Registrant will apply Comments 4-8 to the prospectus for each of Amana Growth Fund and Amana Developing World Fund.
11.
With respect to Amana Developing World Fund, on page 13 of the prospectus in the “Principal Investment Strategies” section, please disclose how the Fund is defining “production assets” and clarify this point in the disclosure.

Response: The Fund is defining “production assets” as property or equipment used by a company. The Registrant will clarify this point in the disclosure.

12.
With respect to Amana Participation Fund, please add in an appropriate place in the Fund’s Item 4 disclosure the Fund’s non-diversified status and its ability to concentrate in the two industries identified in Item 9.

Response: The Registrant notes that the Amana Participation Fund’s Item 4 disclosure currently includes disclosure about the Fund’s non-diversified status and its ability to concentrate its investments within the financial services industry and the real estate sector, under the heading “Principal Risks of Investing.” The Registrant will revise the prospectus to include this disclosure in Item 4 under the “Principal Investment Strategies” heading as well.

13.
The “Principal Investment Strategies” section in Item 9 provides: “The adviser, Saturna Capital Corporation, selects investments. To ensure that investments meet the requirements of the Islamic faith, the adviser engages Amanie Advisors Sdn Bhd, a leading consultant specializing in Islamic finance.”

Please provide more information about the nature of the Funds’ relationship with Amanie with respect to determining whether investments meet the requirements of the Islamic faith. Please address supplementally whether or not Amanie should be considered an investment adviser of the Fund as defined in Section 2(a)(20) of the Investment Company Act of 1940. If not an adviser, please explain supplementally whether Amanie should be treated as an expert for purposes of Section 7 under the Securities Act of 1933.

Response: Saturna Capital Corporation (“Saturna Capital”) has engaged Amanie as a consultant on the requirements of Shariah and compliance with Shariah principles. Saturna Capital is solely responsible for selecting the securities or other property in which the Funds invest, and it determines Shariah compliance based on its own security selection and compliance processes and procedures. Amanie evaluates Saturna Capital’s compliance processes and procedures,  reviews reports of fund holdings from time to time, and provides information on whether the Funds are operating are in line with Shariah principles. Amanie does not provide any investment advice or recommendations to the Funds or Saturna Capital as to the course of action that the Funds should take with respect to any investments.

Ms. Eileen Smiley
Office of Disclosure and Review
Securities and Exchange Commission
September 15, 2025

Saturna Capital is each Fund’s investment adviser, and it is the sole entity responsible for determining what securities or other property are purchased or sold by each Fund. Section 2(a)(20) of the 1940 Act defines “investment adviser” of an investment company to mean: (A) any person (other than a bona fide officer, director, trustee, member of an advisory board or employee of such company, as such) who pursuant to contract with such investment company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company; and (B) any other person who pursuant to contract with a person described in clause (A) above regularly performs substantially all of the duties undertaken by the person described in clause (A) above. The definition also provides that an investment adviser does not include a person who furnishes only statistical and other factual information, advice regarding economic factors and trends, or advice as to occasional transactions in specific securities, but without generally furnishing advice or making recommendations regarding the purchase or sale of securities. The Registrant believes that Amanie would not fall within such definition. First, with respect to clause (A) above, Amanie does not have a contract with the Funds, does not furnish advice to the Funds with respect to the desirability of investing in any particular security or other property, and it has no power or ability, by contract or otherwise, to determine what securities are purchased or sold by the Funds. Rather, Amanie consults on the requirements of Shariah and compliance with Shariah principles. Such compliance consultation is not investment advice. Second, Amanie does  not regularly perform substantially all of the duties undertaken by Saturna Capital, so it is also not within clause (B).

Amanie should not be treated as an expert for purposes of Section 7 under the Securities Act of 1933. Section 7 of the Securities Act of 1933 provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Registrant respectfully submits that Amanie is not among the class of persons subject to Section 7 as “expert” unless the Registrant expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.”

14.
The Staff notes that “Subsidiary Investment Risk” appears to be more robust in the disclosure with respect to Amana Income Fund, Amana Growth Fund and Amana Developing World Fund than it is with respect to the Amana Participation Fund. Please make the risk disclosure consistent.

Response: The Registrant will make the “Subsidiary Investment Risk” disclosures consistent.

15.
Page 25 of the prospectus says: Each Fund may, after taking into account any assets that do not satisfy the 80% Policy, invest up to 20% of its total net assets in in a wholly-owned and controlled subsidiary (“Subsidiary”), to gain exposure to short-term Islamic income-producing investments (murabaha and wakala) for its cash balances.” However, the first paragraph on the preceding page says that the Participation Fund may invest up to 25% of its total net assets in its Subsidiary. Please reconcile the disclosure on the preceding page.

Response: The Amana Income Fund, Amana Growth Fund, and Amana Developing World Fund may each invest up to 20% of its total net assets in its Subsidiary. The Amana Participation Fund has a different limit – it may invest up to 25% of its total net assets in its Subsidiary. The Registrant will review and revise the disclosure to provide clarity on this difference.
Wholly Owned Subsidiary
16.	With respect to each Fund, please supplementally confirm in correspondence to the Staff that:

a)
The Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

b)	The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Ms. Eileen Smiley
Office of Disclosure and Review
Securities and Exchange Commission
September 15, 2025

c)
The Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: With respect to each Fund, the Registrant confirms the aforementioned items.
17.	Please supplementally explain in correspondence to the Staff whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.
Response: The financial statements of the Subsidiary will be consolidated with those of the Fund.
18.	Please confirm that the following information is disclosed in the prospectus (in any instance where this is not so, please add the information to the prospectus):

a)	The Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

b)
The Fund does not intend to create or to acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund (Fund (“primarily controlled” means (1) the registered fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the registered fund’s control of the unregistered entity is greater than that of any other person).

c)
The Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

d)
Any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.

e)
Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and to the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

f)	The Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

g)
Any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the Subsidiary.

Response: The Registrant will include these items in the Prospectus. With respect to items d) and e) above, the Registrant confirms that each Subsidiary’s advisory agreement will initially be approved in accordance with Section 15 of the Investment Company Act, and the advisory agreement between the Subsidiary and its investment adviser will be included as an exhibit to the registration statement.

Ms. Eileen Smiley
Office of Disclosure and Review
Securities and Exchange Commission
September 15, 2025

Statement of Additional Information (SAI)
19.
The fundamental investment restriction regarding industry concentration on page 4 of the SAI says: “Each Fund, other than the Participation Fund, shall not concentrate its investments in any particular industry, and no investment shall be made if such investment at the time made would cause more than 25% of the total assets of the Fund, taken at market value or fair value as determined by the Trustees, to be invested in securities of issuers in any one industry. This restriction does not apply to the Participation Fund.”

Please include a fundamental policy if the Participation Fund will be concentrated – please identify the industry or group of industries which the Fund will concentrate its investments.
Response: The Participation Fund’s policy with respect to concentration is disclosed in the prospectus. The Registrant will add this disclosure to the SAI.
20.
Please explain the meaning of the following statement on page 5 of the SAI, or clarify the disclosure:  “The Funds’ investment in their Subsidiary may, after taking into account any assets which the Funds are permitted to hold that do not conform to any applicable investment policy, not exceed 20% (25% for the Participation Fund) of the value of its total assets (ignoring any subsequent market appreciation in the Subsidiaries’ value), which limitation is imposed by the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is measured at the end of each quarter of its taxable year.”

Response: The Amana Income Fund, Amana Growth Fund, and Amana Developing World Fund may each invest up to 20% of its total net assets in their Subsidiary. The Amana Participation Fund may invest up to 25% of its total net assets in its Subsidiary. The Registrant will remove this italicized language and clarify the language regarding the Funds’ investment in their subsidiaries.

* * *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Fatima Sulaiman of K&L Gates LLP at (202) 778-9082 or me at (360) 650-6953.
Sincerely,

Saturna Investment Trust

/s/  Elliot S. Cohen

Name:	Elliot S. Cohen
Title:	Secretary, Amana Mutual Funds Trust, Chief Legal Officer, Saturna Capital Corporation

cc:	Fatima Sulaiman, K&L Gates LLP